Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Personal Retirement Manager Select Series III
Personal Retirement Manager Series II
Personal Retirement Manager Select Series II

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager Series II

Supplement dated June 26, 2024 to the product notice dated April 29, 2024

This supplement to the product notice outlines changes in fund fees related to certain investment options. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
2. Key Information Table
Appendix A - Funds Available Under the Contract
All other provisions outlined in the product notice remain unchanged. This supplement is for informational purposes and requires no action on your part.
In section 2. Key Information Table: The Investment Options (fund fees and expenses) reflected in the “Ongoing Fees and Expenses (annual charges)” table are replaced as follows:

Annual Fee	Minimum	Maximum
Investment Options (fund fees and expenses)	0.39%²	2.38%²
In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.81%*
Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.25%
Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	1.25%
Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.19%*
Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.96%
Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.17%*
Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	0.85%*

This supplement should be retained for future reference.

HV-8108